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                            March 15, 2024

       Mike Barajas
       Chief Financial Officer
       Via Renewables, Inc.
       12140 Wickchester Lane, Suite 100
       Houston Texas 77079

                                                        Re: Via Renewables,
Inc.
                                                            Schedule 13E-3/A
filed March 12, 2024
                                                            File No. 005-88272

       Dear Mike Barajas:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

               After reviewing your response to these comments, we may have additional comments. Please note that all page and heading references in this letter refer to disclosure in the preliminary proxy statement filed on March 12, 2024. All defined terms used here have the same meaning as in that preliminary proxy statement, and revisions responding to these comments should be made there, unless otherwise noted.

       Schedule 13E-3/A filed March 12, 2024

       Purposes and Reasons of the Company for the Merger; Recommendation of the Board and the
       Special Committee; Fairness of the Merger, page 24

   1. We note your revised disclosure in response to prior comment 5, though it remains unclear whether circumstances
particular to the time that the Proposal was made were relevant in the Board's decision to
undertake the Transactions. Please further clarify why you seek to undertake the going
private transaction at this time as opposed to other times in the
                                                        company   s operating
history. See Item 1013(c) of Regulation M-A.
   2. We note the disclosure on page 27 added in response to prior comment 7. Please clarify
                                                        Mr. Maxwell's
involvement in the listed transactions and explain how these transactions are "indicative of the
Company's liquidity, growth and capitalization challenges."
 Mike Barajas
Via Renewables, Inc.
March 15, 2024
Page 2

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to Laura McKenzie at 202-551-4568 or Christina Chalk at 202-551-3263.



FirstName LastNameMike Barajas                              Sincerely,
Comapany NameVia Renewables, Inc.
                                                            Division of
Corporation Finance
March 15, 2024 Page 2                                       Office of Mergers &
Acquisitions
FirstName LastName